Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED MAY 9, 2012

TO THE PROSPECTUS DATED MAY 1, 2012

This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.; and

(2)	a recent real property investment.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of April 2012, we accepted investors’ subscriptions for, and issued, approximately 1.0 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $10.2 million, and approximately 6,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $56,000. As of May 7, 2012, we had accepted investors’ subscriptions for, and issued, approximately 3.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $37.1 million. We have special escrow provisions for subscriptions from residents of Pennsylvania. The conditions of the special escrow provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until February 10, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investment

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus:

Description of Real Estate Investments

As of May 9, 2012, our investment portfolio consisted of three wholly-owned properties located in three states, comprising approximately 227,000 gross rentable square feet of office and industrial space. On April 30, 2012, we acquired the property listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Safelite Corporate Office – Columbus, OH	Automotive	1	Safelite Glass Corp.	41,792	$4,700,000

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 101 of the prospectus:

Real Property Investments

As of May 9, 2012, we, through separate wholly-owned limited liability companies, owned three properties located in three states, consisting of 227,000 gross rentable square feet of corporate office and industrial space. On April 30, 2012, we acquired the property listed below through the use of proceeds from our initial public offering:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Safelite Corporate Office – Columbus, OH	April 30, 2012	1999	$4,700,000	$94,000	8.00%	9.19%	100%

(1)	Purchase price does not include acquisition costs.

(2)	Fees paid to sponsor consist of payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 74 of the prospectus.

(3)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. Our properties typically are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. Our properties typically are subject to long term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenant at the property listed above:

Property	Major Tenants	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (2)
Safelite Corporate Office – Columbus, OH	Safelite Glass Corp.	41,792	100%	—	$376,128	(3)	$9.00	4/30/2012 5/31/2022

(1)	Represents number of renewal options and the term of each option.

(2)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(3)	The annual base rent under the lease increases every year by $0.25 per square foot of the then-current annual base rent.

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the property noted above is approximately $4.0 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the property noted above is estimated, as of May 9, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Safelite – Columbus, OH	$4,023,000